As Filed Pursuant to Rule 424(B)(3)
Registration No. 333-102265
PROSPECTUS

EXCHANGE OFFER FOR
$75,000,000 6.05% SUBORDINATED NOTES DUE 2012

We are offering to exchange an aggregate principal amount of up to $75,000,000 6.05% subordinated notes due 2012, which have been registered under the Securities Act of 1933, as amended, for a like amount of our outstanding $75,000,000 6.05% subordinated notes due 2012. When we refer to “exchange notes,” we are referring to the exchange 6.05% subordinated notes due 2012 registered with the Securities and Exchange Commission. When we refer to “outstanding notes” we are referring to the outstanding 6.05% subordinated notes due 2012.

The exchange offer will expire at 5:00 p.m., New York City time, on February 24, 2003, unless extended.

Terms of the Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer.

•
We believe that the exchange of outstanding notes will not be a taxable exchange for United States federal income tax purposes, but you should see the section entitled “Certain United States Federal Tax Consequences” on page 38 for more information.

•	The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except for transfer restrictions and registration rights relating to the outstanding notes.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing on any securities exchange or automated quotation system.

See the section entitled “Risk Factors” on page 7 for a discussion of the risks that you should consider prior to tendering your outstanding notes for exchange.

The notes are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 22, 2003.

You should rely only upon the information contained in, or incorporated into, this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the exchange notes in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. See “Where You Can Find More Information” on page ii of this prospectus.

i

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the exchange notes offered hereby. This prospectus is a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement or in the exhibits to the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the exchange notes offered hereby, reference is made to the registration statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected in the manner set forth above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The information incorporated by reference in this prospectus as set forth below is considered to be part of this prospectus, and later information contained in this prospectus or filed with the SEC may modify and supersede this information or any information contained in this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2001;

•	Quarterly Reports on Form l0-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and

•	Current Reports on Form 8-K filed on May 3, 2002, July 1, 2002, September 20, 2002, October 23, 2002, October 29, 2002, November 5, 2002 and January 21, 2003.

In addition, we also incorporate by reference all future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the expiration of the exchange offer. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports furnished under Item 9 of Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). To obtain timely delivery of this information, we must receive your request no later than five (5) business days before the expiration date of the exchange offer.

Requests should be directed to:

Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543
Attention: Lisa M. Cavage, Vice President, Secretary and Counsel
Telephone: (717) 626-4721

ii

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain express and implied statements relating to our future financial condition, results of operations, plans, objectives, performance and business, which are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements that relate to, among other things, profitability, liquidity, loan loss reserve adequacy, plans for growth, interest rate sensitivity, market risk, regulatory compliance and financial and other goals. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	adverse changes in our loan and lease portfolios and the resulting credit risk-related losses and expenses;

•	interest rate fluctuations and other economic conditions;

•	continued levels of our loan quality and origination volume;

•	the adequacy of loss reserves;

•	our ability to attract core deposits;

•	continued relationships with major customers;

•	adverse changes in the economy that could increase credit-related losses and expenses;

•	compliance with laws and regulatory requirements of federal and state agencies;

•	changes in competition and pricing environments;

•	the inability to hedge certain risks economically;

•	acquisitions or restructuring;

•	technological changes;

•	changes in consumer spending and saving habits;

•	our success in managing the risks involved in the foregoing;

•	other factors, including those matters discussed in the section titled “Risk Factors”; and

•	other risks and uncertainties detailed from time to time in our filings with the SEC.

Although the expectations in the forward-looking statements are based on our current beliefs and expectations, we do not assume responsibility for the accuracy and completeness of such statements. Further, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, including our financial statements and related notes, included or incorporated by reference in this prospectus. Unless the context otherwise requires, the terms “Susquehanna,” “we,” “us” and “our” refer to Susquehanna Bancshares, Inc. and its subsidiaries.

The Company

Susquehanna Bancshares, Inc., headquartered in Lititz, Pennsylvania, is a financial holding company that provides a wide range of retail and commercial banking and financial services. As of September 30, 2002, we had total assets of $5.4 billion, consolidated net loans and leases of $3.8 billion, deposits of $3.8 billion and stockholders’ equity of $528.1 million.

As a financial holding company with operations in multiple states, our strategy has been to manage our subsidiaries on a local community basis and to allow each subsidiary operating in different markets to retain its name and board of directors. We believe that this strategy differentiates us from other large competitors because it enables our subsidiaries greater flexibility to better serve their markets and increase responsiveness to the needs of local customers. We continue, however, to implement consolidations in selected lines of business, operations and support functions in order to achieve greater economies of scale and cost savings. We also provide our banking subsidiaries guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management and other financial and administrative services.

Our bank subsidiaries operate as an extensive branch network and maintain a strong market presence in our primary markets. As of September 30, 2002, core deposits funded 70.8% of our lending and investing activities. The chart below reflects the total assets, loans and deposits of our banking operations in each of our primary markets:

	Assets	Percent of Total	Loans	Percent of Total	Deposits	Percent of Total
	(dollars in millions)
Central Pennsylvania	$2,076	40.1%	$1,474	40.2%	$1,516	40.1%
Suburban Philadelphia and Southern New Jersey	646	12.5	425	11.6	531	14.0
Suburban Baltimore and Central Maryland	1,203	23.2	970	26.4	782	20.7
Western Maryland and Southwestern Pennsylvania	1,251	24.2	802	21.8	954	25.2

Total	$5,176	100.0%	$3,671	100.0%	$3,783	100.0%

We are managed from a long-term perspective with financial objectives that emphasize loan quality, balance sheet liquidity and earnings stability. Consistent with this approach, we emphasize a low-risk loan portfolio derived from our local markets. In addition, we focus on not having any portion of our business dependent upon a single customer or limited group of customers or a substantial portion of our loans or investments concentrated within a single industry or a group of related industries. Our net charge-offs over the past five years have averaged 0.20% of total loans and leases.

As of September 30, 2002, our total loans and leases (net) in dollars and by percentage were as follows:

	(dollars in millions)
Commercial, financial and agricultural	$473	12.6%
Real estate—construction	424	11.2
Real estate secured—residential	1,221	32.5
Real estate secured—commercial	955	25.4
Consumer	351	9.4
Leases	333	8.9

Total loans and leases	$3,757	100.0%

As of September 30, 2002, our nonperforming assets were $21.9 million or 0.58% of total loans and leases and other real estate owned, and our allowance for loan and lease losses was 1.05% of our total loans and leases and 211.34% of nonperforming loans and leases. For the nine months ended September 30, 2002, our net charge-offs were an annualized 0.19% of average total loans. Also as of September 30, 2002, we held $1.1 billion in investment securities with an average life of less than two years, including U.S. Treasuries, U.S. government agency securities and mortgage-backed securities.

We provide a broad range of banking-related services, including trust and asset management, through our subsidiaries Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp., comprehensive consumer vehicle financing services through our subsidiary Boston Service Company, Inc. (t/a Hann Financial Service Corp.) and insurance brokerage services through our subsidiary The Addis Group, Inc.

The following table sets forth information, for the nine months ended September 30, 2002, regarding our bank subsidiaries and our non-bank subsidiaries that, as of September 30, 2002, had annualized revenues in excess of $5.0 million:

Subsidiary	Assets	Percent of Total	Revenues(1)	Percent of Total	Net Income	Percent of Total
Central Pennsylvania:
Farmers FirstBank	$1,443,949	26.6%	$48,885	23.3%	$16,520	35.7%
First Susquehanna Bank & Trust	342,454	6.3	11,640	5.5	3,469	7.5
WNB Bank	289,361	5.3	11,465	5.5	3,804	8.2
Suburban Philadelphia and Southern New Jersey:
Equity Bank(2)	646,198	11.9	29,276	14.0	5,929	12.8
Suburban Baltimore and Central Maryland:
Susquehanna Bank	1,203,243	22.2	29,684	14.1	6,620	14.3
Western Maryland and Southwestern Pennsylvania:
Farmers and Merchants Bank & Trust	815,509	15.1	26,833	12.8	5,484	11.8
Citizens Bank of Southern Pennsylvania	240,179	4.4	7,923	3.8	1,759	3.8
First American Bank of Pennsylvania	195,591	3.6	6,380	3.0	1,633	3.5
Non-Bank Subsidiaries:
Susquehanna Trust & Investment Company	2,569	0.0	3,889	1.9	86	0.2
Valley Forge Asset Management Corp	19,224	0.4	6,295	3.0	1,024	2.2
Boston Service Company, Inc. (t/a Hann Financial Service Corp.)	409,817	7.6	25,069	11.9	3,680	7.9
The Addis Group, Inc.(3)	21,825	0.4	1,709	0.8	261	0.6
Consolidation adjustments and other non-bank subsidiaries	(204,301)	-3.8	808	0.4	(3,955)	-8.5

TOTAL	$5,425,618	100.0%	$209,856	100.0%	$46,314	100.0%

(1)	Revenue equals net interest income and other income.
(2)	Includes the results of our subsidiary Founders’ Bank, which was merged into Equity Bank on August 2, 2002.
(3)	The Addis Group, Inc. was acquired on June 28, 2002.

We routinely evaluate possible future acquisitions of other banks, and may also seek to enter businesses closely related to banking or that are financial in nature, or to acquire existing companies already engaged in such activities, including investment advisory services and insurance brokerage services.

As of September 30, 2002, Susquehanna had 450 full-time and 46 part-time employees, and, together with our subsidiaries, on a consolidated basis, had 1,730 full-time and 290 part-time employees.

Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543, and its telephone number is (717) 626-4721.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The Exchange Offer

On November 4, 2002, we completed the private offering of $75 million aggregate principal amount of 6.05% subordinated notes due 2012 in a transaction exempt from the registration requirements of the Securities Act. Simultaneously with that transaction, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, in which we agreed to deliver this prospectus to you and to complete an exchange offer for the outstanding notes. Below is a summary of the exchange offer.

Terms of the Offer
We are offering to exchange a like amount of exchange notes for the outstanding notes in denominations of $1,000 in principal amount and integral multiples thereof. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $75 million principal amount of outstanding notes. We will issue exchange notes promptly after the expiration of the exchange offer.

Expiration Time	The exchange offer expires at 5:00 P.M., New York City time, on February 24, 2003, unless extended.

Procedures For Tendering
To tender outstanding notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of outstanding notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender outstanding notes pursuant to the exchange offer. See “The Exchange Offer—Procedures for Tendering.” Letters of transmittal and outstanding notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender outstanding notes and requests for additional information regarding the exchange offer should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Acceptance of Outstanding Notes For Exchange; Issuance of Exchange Notes
Subject to the conditions stated in “The Exchange Offer—Conditions to the Exchange Offer,” we will accept for exchange any and all outstanding notes which are properly tendered in the exchange offer before the expiration time. The exchange notes will be delivered promptly after the expiration time.

United States Federal Income Tax Consequences
We believe your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax consequences. See “Certain United States Federal Tax Consequences.”

Withdrawal Rights	You may withdraw your tender at any time prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer.

Resales of Exchange Notes
Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act if:

•	you acquire the exchange notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or exchange notes;

•	you are not an “affiliate” of Susquehanna, as defined in Rule 405 of the Securities Act;

•	you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes;

•
you are a broker-dealer, you receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and you deliver a prospectus in connection with any resale of the exchange notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See “Plan of Distribution.”

Exchange Agent
J.P. Morgan Trust Company, National Association is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer.

The Exchange Notes

The terms of the exchange notes and the outstanding notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the exchange notes will not contain provisions relating to the payment of special interest to the holders of the outstanding notes under the circumstances related to the timing of the exchange offer.

When we refer to “notes” in this prospectus, we are referring to both the outstanding notes and the exchange notes. A brief description of the material terms of the exchange notes follows.

Securities Offered	Up to $75 million of 6.05% Subordinated Notes due 2012.

Issuer	Susquehanna Bancshares, Inc.

Maturity Date	November 1, 2012.

Interest Payment Dates	May 1 and November 1, commencing on May 1, 2003.

Interest	We will pay interest on the notes semi-annually on May 1 and November 1 of each year, beginning May 1, 2003, at a rate of 6.05% per annum.

Ranking	The notes will be:

•	unsecured obligations of Susquehanna;

•	subordinated in right of payment to all of Susquehanna’s senior indebtedness;

•	effectively subordinated to all existing and future debt and all other liabilities of Susquehanna’s subsidiaries; and

•	equal in right of payment to all of Susquehanna’s other subordinated indebtedness.

As of September 30, 2002, we had the following obligations that are senior to the notes:

•	$55.0 million of outstanding senior indebtedness, which consists of $35.0 million of our 6.30% Senior Notes and $20.0 million of certain term notes of our subsidiaries that are guaranteed by us;

•	$43.4 million in obligations under outstanding letters of credit issued at the holding company level; and

•	approximately $4.9 billion in the aggregate of other debt and liabilities of our subsidiaries, including deposit liabilities, letters of credit and similar liabilities.

In addition, as of September 30, 2002, we had $50.0 million of outstanding subordinated indebtedness that will rank equally with the notes. See “Description of Notes—Subordination.”

Redemption	The notes are not redeemable prior to maturity.

Risk Factors

For a discussion of certain factors that you should consider in connection with your participation in the exchange offer, see “Risk Factors.”

RISK FACTORS

Before tendering outstanding notes in the exchange offer, you should carefully review the information contained elsewhere in this prospectus and should particularly consider the following discussion on the risks involved.

Risks Related to the Exchange Offer

You may have difficulty selling the outstanding notes you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes as described in the legend on the global security representing the outstanding notes. There are restrictions on transfer of your outstanding notes because we issued the outstanding notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any outstanding notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered outstanding notes registered under the Securities Act. In addition, the trading market, if any, for the remaining outstanding notes will be adversely affected depending on the extent to which outstanding notes are tendered and accepted in the exchange offer.

You may have difficulty selling the exchange notes because there is no existing trading market for them.

The exchange notes are being offered to the holders of the outstanding notes, which were issued on November 4, 2002 to a small number of institutional investors. There is no existing trading market for the exchange notes. We do not intend to apply for listing or quotation of the exchange notes on any exchange and no one has informed us that they intend to make a market in the exchange notes. Consequently, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. As a result, the market price of the exchange notes could be adversely affected.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that (1) exchanges its outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, or (2) resells exchange notes that were received by it for its own account in the exchange offer may be deemed to have received restricted notes and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive exchange notes in the exchange offer if the exchange offer procedure is not followed.

We will issue the exchange notes in exchange for your outstanding notes only if you tender the outstanding notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If you are the beneficial holder of outstanding notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should promptly contact the person in whose name your outstanding notes are registered and instruct that person to tender on your behalf.

Risks Relating to Our Business

We may not be able to continue to grow our business, which may adversely impact our results of operations.

Our total assets have grown from approximately $3.5 billion at December 31, 1997, prior to restatements for pooling of interests, to approximately $5.4 billion at September 30, 2002. Our business strategy calls for continued expansion. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities and acquire other bank and non-bank entities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

Our ability to grow successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are not able to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

Loss of certain of our key officers would adversely affect our business.

Our future operating results are substantially dependent on the continued service of William J. Reuter, our Chairman, President and Chief Executive Officer, Gregory A. Duncan, our Executive Vice President and Chief Operating Officer and Drew K. Hostetter, our Executive Vice President and Chief Financial Officer. Certain of our operations are also dependent upon certain executives of our subsidiaries, for example Michael J. Wimmer, Chairman and Chief Executive Officer of Boston Service Company, Inc. (t/a Hann Financial Services Corp.). The loss of the services of Mr. Reuter, Mr. Duncan, Mr. Hostetter or Mr. Wimmer would have a negative impact on our business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on our business because of his business development skills and community involvement, and the loss of Mr. Wimmer would have a negative effect on our automobile financing operations. We do not maintain key man life insurance on any of Mr. Reuter, Mr. Duncan, Mr. Hostetter or Mr. Wimmer.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Our consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending and commercial mortgage lending, which comprised 12.6%, 11.2% and 25.4% of our total loan portfolio, respectively, as of September 30, 2002. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Because our loan portfolio contains a significant number of commercial real estate loans, commercial and industrial loans and construction loans, the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact our financial condition and results of operations.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease.

In an attempt to mitigate any loan and lease losses that we may incur, we maintain an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, we cannot predict loan and lease losses with certainty and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed our allowance, our earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan and lease losses could reduce our earnings.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital. Due to declining interest rates, our net interest margin decreased to 3.93% for the quarter ended September 30, 2002, compared to a net interest margin of 4.08% for the quarter ended June 30, 2002, and our net interest income, on a taxable equivalent basis, decreased from $48.4 million to $47.8 million.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. As an asset sensitive financial institution (assets reprice faster than liabilities), further interest rate declines could continue to decrease our net interest margin and net interest income.

We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial performance.

Adverse economic and business conditions in our market area may have an adverse effect on our earnings.

Substantially all of our business is with customers located within Pennsylvania, Maryland and New Jersey. Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers’ ability to repay their loans and, consequently, adversely affect our financial condition and performance. For example, a loss of market confidence in vehicle leasing paper could have a negative effect on our vehicle leasing subsidiary’s ability to fund future vehicle lease originations. If this should occur, our vehicle leasing subsidiary’s revenues and earnings would be adversely affected. Further, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans inadequately collateralized. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings could be adversely affected.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

Our banking subsidiaries face substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that our banking subsidiaries originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, our banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations which could increase our cost of funds.

Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share and adversely affect our earnings and financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Government regulation significantly affects our business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders or holders of subordinated debt. As a financial holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Our eight bank subsidiaries, as of September 30, 2002, each have their own federal regulator (the Federal Deposit Insurance Corporation or the Federal Reserve Board) and are also subject to regulation by the state banking departments of the state in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth, which are described in more detail under the section of this prospectus entitled “Regulation and Supervision.” In addition, we have non-bank operating subsidiaries from which we derive income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial service industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on us. As a public company, we are also subject to the corporate governance standards set forth in the recently enacted Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC or The Nasdaq Stock Market, Inc. Complying with these standards, rules and regulations may impose administrative costs and burdens on us.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data for Susquehanna and its consolidated subsidiaries as of and for the nine-month periods ended September 30, 2002 and 2001 and as of and for each of the years in the five-year period ended December 31, 2001. The financial information as of and for the nine-month periods ended September 30, 2002 and 2001 has not been audited and in the opinion of management reflects all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation of such information. Results for the nine month period ended September 30, 2002 are not necessarily indicative of the operating results that may be expected for any subsequent interim period or for the year ended December 31, 2002 as a whole. All of the consolidated financial information presented below has been derived from and is qualified in its entirety by reference to the more detailed information and financial statements included in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	As of / For the Nine Months Ended September 30,		As of / For the Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(dollars in thousands except per share)
Balance Sheet Data:
Assets	$5,425,618	$5,045,950	$5,051,092	$4,792,856	$4,804,997	$4,589,287	$4,130,138
Loans and leases, net of unearned income	3,756,659	3,532,316	3,519,498	3,433,610	3,469,661	3,248,818	3,072,685
Investment securities	1,085,816	1,033,034	1,021,091	898,604	912,048	951,744	723,745
Deposits	3,765,090	3,311,832	3,484,331	3,249,013	3,180,520	3,216,879	3,041,466
Borrowings	984,919	1,146,858	1,016,845	1,030,812	1,157,025	915,676	652,926
Stockholders’ equity	528,058	489,797	493,536	453,437	415,022	412,587	382,772

Income Statement Data:
Net interest income	139,371	127,375	172,244	164,952	161,560	159,349	155,882
Provisions for loan and lease losses	7,079	5,419	7,310	3,726	11,203	5,780	4,806
Other income	70,485	62,506	84,166	74,010	53,459	39,106	31,126
Other expense	135,945	124,548	167,763	155,581	141,788	124,014	116,485
Income before taxes	66,832	59,914	81,337	79,655	62,028	68,661	65,717
Net income	46,314	41,041	55,716	54,962	43,523	46,804	44,770
Diluted earnings per share	1.16	1.04	1.41	1.40	1.10	1.18	1.15

Earnings Performance Ratios(1):
Return on average total assets	1.19%	1.14%	1.14%	1.15%	0.94%	1.06%	1.14%
Return on average stockholders’ equity	12.17	11.75	11.78	13.01	10.45	11.75	12.43
Net interest margin	3.98	3.91	3.91	3.83	3.82	3.98	4.34

Asset Quality Ratios(1):
Net loans and leases charged off to average loans and leases	0.19%	0.16%	0.21%	0.23%	0.18%	0.18%	0.19%
Non-performing assets to period-end loans and leases and other real estate owned	0.58	0.65	0.55	0.60	0.79	0.81	0.92
Allowance for loan and lease losses to non-performing loans and leases	211	200	243	225	195	182	166
Allowance for loan and lease losses to total loans and leases	1.05	1.09	1.07	1.08	1.28	1.21	1.28

Capital Ratios:
Average stockholders’ equity to average assets	9.76%	9.70%	9.72%	8.85%	8.95%	9.05%	9.17%
Leverage ratio	8.56	8.74	8.68	8.82	9.11	8.83	8.83
Tier 1 risk-based capital ratio	10.60	11.02	10.81	11.18	12.70	12.24	12.11
Total risk-based capital ratio	11.89	12.79	12.53	13.28	15.56	15.28	15.33

(1)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2002 and 2001 are annualized.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges were as follows for the nine months ended September 30, 2002 and 2001 and for each of the years in the five-year period ended December 31, 2001:

	As of / For the Nine Months Ended September 30,		As of / For the Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Earnings to Fixed Charges:
Excluding Interest on Deposits	2.8x	2.3x	2.3x	2.1x	1.9x	2.1x	2.6x
Including Interest on Deposits	1.7x	1.5x	1.5x	1.4x	1.4x	1.4x	1.4x

For purposes of computing the above ratios, earnings represent net income from continuing operations plus total taxes based on income and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one third (the proportion deemed representative of the interest factor) of rents, net of income from subleases and capitalized interest. Fixed charges, including interest on deposits, include all interest expense, one third (the proportion deemed representative of the interest factor) of rents, net of income from subleases and capitalized interest.

USE OF PROCEEDS

We will not receive proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes in exchange for outstanding notes as described in this prospectus, we will receive outstanding notes of like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2002 on both an actual and as adjusted basis. The figures in the column entitled “As Adjusted” give effect to the offering and sale of the outstanding notes and the application of the net proceeds to the repayment of certain of our indebtedness maturing and to be repaid in February and July 2003, as described in “Use of Proceeds,” as if such transactions had occurred on September 30, 2002. The information should be read together with the financial information incorporated by reference in this prospectus. See “Where You Can Find More Information.” Other than as set forth in this prospectus, including the documents incorporated by reference herein, there has been no material change in our capitalization since September 30, 2002.

	As of September 30, 2002
	Actual	As Adjusted
	(dollars in thousands)
Long Term Debt:
Subsidiaries(1):
Term notes due July, 2003	$10,000	$—
Term notes due July, 2003	5,000	—
Term notes due July, 2004	5,000	5,000
Parent:
6.30% Senior notes due February, 2003	35,000	—
9.00% Subordinated notes due February, 2005	50,000	50,000
6.05% Subordinated notes due November, 2012	—	75,000

Total long-term debt	$105,000	$130,000

Stockholders’ Equity:
Preferred stock, without par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $2.00 par value; 100,000,000 authorized; 39,614,548 shares outstanding	79,229	79,229
Surplus	62,164	62,164
Retained earnings	368,158	368,158
Accumulated other comprehensive income, net of taxes	18,507	18,507

Total stockholders’ equity	$528,058	$528,058

Total long-term debt and stockholders’ equity	$633,058	$658,058

Capital Ratios:
Leverage ratio	8.56	8.56
Tier 1 risk-based capital ratio	10.60	10.59
Total risk-based capital ratio	11.89	13.65

(1)	Guaranteed by parent.

REGULATION AND SUPERVISION

General

We are a financial holding company registered with the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act requires prior approval of an acquisition of assets or of ownership or control of voting shares of any bank if the acquisition would give us more than 5% of the voting shares of any bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that we may acquire.

Our insured depository institution subsidiaries are also subject to regulation and supervision. Farmers First Bank, Citizens Bank of Southern Pennsylvania, First Susquehanna Bank & Trust, First American Bank of Pennsylvania and WNB Bank are all Pennsylvania state banks, subject to regulation and periodic examination by the Pennsylvania Department of Banking and the FDIC. Equity Bank is a New Jersey state member bank subject to regulation and periodic examination by the New Jersey Department of Banking and Insurance and the Federal Reserve Board. Farmers & Merchants Bank and Trust and Susquehanna Bank are both Maryland state banks subject to regulation and periodic examination by the Division of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation, or the Maryland DFR, and the FDIC. Susquehanna Trust & Investment Company is a Pennsylvania non-depository trust company subject to regulation and periodic examination by the Pennsylvania Department of Banking. Because we are a financial holding company, all of our subsidiaries are subject to examination by the Federal Reserve Board, even if not otherwise regulated by the Federal Reserve Board.

Consistent with the requirements of the Bank Holding Company Act, our only lines of business consist of providing our customers with banking, trust and other financial services and products. These services include commercial banking through our eight subsidiary banks, trust services through Susquehanna Trust & Investment Company, consumer vehicle financing through Boston Service Company, Inc. (t/a Hann Financial Service Corp.), investment advisory services through Valley Forge Asset Management Corp. and property and casualty insurance brokerage services through The Addis Group, Inc. Of these activities, commercial banking activities accounted for 84% of our gross revenues in 2002 and 85% of our gross revenues in 2001.

Regulations governing Susquehanna and our subsidiary depository institutions restrict extensions of credit by such institutions to Susquehanna and, with some exceptions, the other Susquehanna affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Susquehanna and such affiliates. These regulations also restrict investments by our depository institution subsidiaries in the stock or other securities of Susquehanna and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Susquehanna.

Our insured depository institution subsidiaries are subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches and numerous other aspects of their operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders or holders of subordinated debt.

Payment of Dividends

Susquehanna is a legal entity separate and distinct from our subsidiaries. Our principal source of funds is dividends from our banking subsidiaries, and there are various legal and regulatory limitations under federal and state law on the extent to which banking subsidiaries can finance or otherwise supply funds to their holding companies. Under applicable banking statutes, at September 30, 2002, our banking subsidiaries could have declared additional dividends of approximately $16.9 million without further regulatory approval. Also, our non-bank subsidiaries had approximately $54.6 million which they could dividend to us without regulatory approval.

Each of our banking subsidiaries is subject to dividend limits under the laws of the state in which it is chartered. Dividends from a Pennsylvania-chartered bank may be declared and paid only out of accumulated net earnings. Dividends from a New Jersey-chartered bank may only be paid if, following the payment of such dividend, the capital stock of the bank will be unimpaired, the bank will have a surplus of not less than 50% of its capital stock, and the payment of such dividend will not reduce the surplus of the bank. Cash dividends from a Maryland-chartered bank may be declared, after providing for due or accrued expenses, losses, interest and taxes, only from the bank’s undivided profits or with the prior approval of the Maryland DFR, its surplus in excess of its required capital stock. Stock dividends may be declared by a Maryland-chartered bank only if the bank’s surplus, after the increase in capital stock, is equal to at least 20% of the outstanding capital stock as increased.

In addition, Equity Bank is a member bank of the Federal Reserve System, subject to the limits of the Federal Reserve Board on dividends. The Federal Reserve Board allows a member bank to make dividends or other capital distributions in an amount not exceeding the current calendar year’s net income, plus retained net income of the preceding two years. Distributions in excess of this limit require prior approval of the Federal Reserve Board.

In addition, Federal Reserve Board policy provides that, as a matter of prudent banking, a financial holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition.

Under federal law, a depository institution is prohibited from paying a dividend if the depository institution would thereafter be “undercapitalized” as determined by the federal bank regulatory agencies. The relevant federal regulatory agencies and the state regulatory agencies also have authority to prohibit a bank from engaging in what the agency determines to constitute an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of our bank subsidiaries, be deemed to constitute such an unsafe or unsound practice.

Capital Adequacy

Bank holding companies, under applicable risk-based capital requirements, must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered “well-capitalized”). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, after deducting goodwill and certain other intangibles (tier 1 capital). The remainder of total capital (tier 2 capital) may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance. As of September 30, 2002, our tier 1 capital and total capital (i.e., tier 1 capital plus tier 2 capital) ratios were 10.6% and 11.9%, respectively.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of tier 1 capital to adjusted quarterly average total assets less certain amounts (leverage amounts) equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board’s guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Board will continue to consider a “tangible tier 1 leverage ratio” (i.e., after deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. As of September 30, 2002, our leverage ratio was 8.6%.

Subordinated debt of the type we are issuing may be included in our tier 2 capital, up to an amount equal to 50% of our tier 1 capital. As of September 30, 2002, our tier 1 capital was approximately $450 million, meaning that the tier 2 ceiling on our subordinated debt is approximately $225 million.

Our subsidiary depository institutions are all subject to similar capital standards promulgated by their respective federal regulatory agencies. No such agency has advised any of our subsidiary institutions of any specific minimum leverage ratios applicable to them. As of September 30, 2002, each of our subsidiary depository institutions had tier 1 and total risk-based capital above 6% and 10%, respectively, and a tier 1 leverage ratio above 4%.

Source of Strength Doctrine

Under Federal Reserve Board policy, a bank holding company is expected to serve as a source of financial strength to each of its subsidiary banks and to stand prepared to commit resources to support each of them. There are not specific quantitative rules on the holding company’s potential liability. If one of our subsidiary banks were to encounter financial difficulty, the Federal Reserve Board could invoke the doctrine and require a capital contribution from us. In addition, and as a separate legal matter, a holding company is required to guarantee the capital plan of an undercapitalized subsidiary bank. See “—Prompt Corrective Action” below.

Cross Guarantees

Our insured depository institution subsidiaries are also subject to cross-guaranty liability under federal law. This means that if one FDIC-insured depository institution subsidiary of a multi-institution bank holding company fails or requires FDIC assistance, the FDIC may assess “commonly controlled” depository institutions for the estimated losses suffered by the FDIC. Such liability could have a material adverse effect on the financial condition of any assessed subsidiary institution and on Susquehanna as the common parent. While the FDIC’s cross-guaranty claim is generally junior to the claims of depositors, holders of secured liabilities, general creditors and subordinated creditors, it is generally superior to the claims of shareholders and affiliates.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, requires federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each capital measure (currently, risk-based and leverage). Adequately capitalized institutions include depository institutions that meet the required minimum level for each capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution’s capital, the agency’s corrective powers include, among other things:

•	prohibiting the payment of principal and interest on subordinated debt;

•	prohibiting the holding company from making distributions without prior regulatory approval;

•	placing limits on asset growth and restrictions on activities;

•	placing additional restrictions on transactions with affiliates;

•	restricting the interest rate the institution may pay on deposits;

•	prohibiting the institution from accepting deposits from correspondent banks; and

•	in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution’s holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy. As of September 30, 2002, all of our depository institution subsidiaries exceeded the required capital ratios for classification as “well capitalized.”

Future Legislation

Various legislation is from time to time introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change banking statutes and our operating environment or that of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations, would have upon our financial condition or results of operations of our subsidiaries.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the outstanding notes for the exchange notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the exchange notes in exchange for the outstanding notes. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes (1) will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the outstanding notes and (2) will not contain registration rights or provide for any increase in the interest rate related to the obligation to register. See “Description of Notes” for more information on the terms of the respective notes and the differences between them.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the outstanding notes or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by The Depository Trust Company, or DTC, who desires to deliver such outstanding notes by book-entry transfer at DTC.

We make no recommendation to the holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of outstanding notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of outstanding notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange outstanding notes that are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $75 million aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about January 24, 2003 to all holders of outstanding notes known to us. Outstanding notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

Our acceptance of the tender of outstanding notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Expiration, Extension and Amendment

The expiration time of the exchange offer is 5:00 P.M., New York City time, on February 24, 2003. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date. The term “expiration time” as used herein means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any outstanding notes by giving oral or written notice of an extension to the holders of outstanding notes as described below. During any extension period, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept outstanding notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions to the Exchange Offer.” We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the outstanding notes, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the you have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

Except as described below, a tendering holder must, prior to the expiration time, transmit to J.P. Morgan Trust Company, National Association, the exchange agent, at the address listed under the heading “—Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if notes are tendered in accordance with the book-entry procedures listed below, an agent’s message.

In addition, you must:

•	deliver certificates, if any, for the outstanding notes to the exchange agent at or before the expiration time; or

•
deliver a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

If the letter of transmittal is signed by a person other than the registered holder of outstanding notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The outstanding notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the outstanding notes must be signed exactly as the name of any registered holder appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things, the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes. In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.

The method of delivery of outstanding notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or outstanding notes to us.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message, confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed under “—Exchange Agent” at or prior to the expiration time; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If a registered holder of outstanding notes desires to tender the outstanding notes, and the outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•
prior to the expiration time, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

•	stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered,

•	stating that the tender is being made, and

•
guaranteeing that within three New York Stock Exchange trading days after the expiration time, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•
the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration time.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of outstanding notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular outstanding notes not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within a reasonable period of time.

None of us, the exchange agent or any other person will be under any duty to give notification of any defect or irregularity in any tender of outstanding notes. Moreover, none of us, the exchange agent or any other person, will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Outstanding Notes for Exchange; Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all outstanding notes properly tendered. We will issue the exchange notes promptly after acceptance of the outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

In all cases, issuance of exchange notes for outstanding notes will be made only after timely receipt by the exchange agent of:

•	certificates for the outstanding notes, or a timely book-entry confirmation of the outstanding notes, into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

Unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder of the outstanding notes. In the case of outstanding notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged outstanding notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each outstanding note accepted for exchange, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note.

Interest Payments on the Exchange Notes

The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes exchanged therefor or, if no interest has been paid on such outstanding notes, from November 4, 2002. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from November 4, 2002. Outstanding notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of outstanding notes whose outstanding notes are accepted for exchange will not receive any payment in respect of accrued interest on such outstanding notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under “—Exchange Agent” prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes;

•	contain a statement that the holder is withdrawing its election to have the outstanding notes exchanged;

•
be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which the outstanding notes are registered, if different from that of the depositor.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If outstanding notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes.

Any outstanding notes properly withdrawn will be deemed not to have been validly tendered for exchange. Exchange notes will not be issued in exchange unless the outstanding notes so withdrawn are validly re-tendered. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time at or before the expiration time.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes, and, as described below, may terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any of the conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•	the exchange offer, or the making of an exchange by a holder of outstanding notes, violates any applicable law or any applicable interpretation of the staff of the SEC;

•
any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; and

•	the holders of the outstanding notes do not tender their outstanding notes in accordance with the exchange offer.

If we determine in our sole discretion that either of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive either such condition or otherwise amend the terms of the exchange offer in any respect. See “—Expiration, Extension and Amendment” above.

Exchange Agent

We have appointed J.P. Morgan Trust Company, National Association as the exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents should be directed to the exchange agent as follows:

J.P. Morgan Trust Company, National Association, as Exchange Agent

By Registered or Certified Mail:	By Overnight Courier:	By Hand:	By Facsimile:
(214) 468-6494
J.P. Morgan Trust Company,	J.P. Morgan Trust Company	J.P. Morgan Chase Bank,	Attn: Frank Ivins
National Association	National Association	New York Window
2001 Bryan Street, 9th Floor	2001 Bryan Street, 9th Floor	4 New York Plaza	Confirm by
Dallas, TX 75201	Dallas, TX 75201	New York, NY 10004	Telephone:
Attn: Frank Ivins	Attn: Frank Ivins	Attn: Frank Ivins	(214) 468-6464

For Information Call: 1-800-275-2048

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

The solicitation is being made by mail by J.P. Morgan Trust Company, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the exchange notes, filing fees, blue sky fees and printing and distribution expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

DESCRIPTION OF NOTES

In this “Description of Notes,” unless otherwise indicated, “Susquehanna,” “we,” “us,” and “our” refer only to Susquehanna Bancshares Inc. and not to any of its subsidiaries. When we refer to “notes,” we are referring collectively to the outstanding notes and the exchange notes.

General

The terms of the exchange notes and the outstanding notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the exchange notes will not contain provisions relating to the payment of special interest to the holders of the outstanding notes under the circumstances related to the timing of the exchange offer.

We issued the outstanding notes and will issue the exchange notes under an indenture dated as of November 4, 2002, between us and J.P. Morgan Trust Company, National Association, as trustee, as the same may be amended or supplemented from time to time. By its terms the indenture incorporated certain provisions of the Trust Indenture Act of 1939, as amended, as in effect on the date of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

The following describes the general terms and provisions of the notes. The following description of the notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture.

The outstanding notes and the exchange notes each will constitute separate series of debt securities to be issued under the indenture. The exchange notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. We do not intend to apply for listing of the notes on any securities exchange or include them in any automated quotation system. Payment of the full principal amount of the notes will be due on November 1, 2012. The notes are obligations of ours and will rank junior to our secured obligations and senior indebtedness (as defined below), and equally with our other subordinated indebtedness, including our 9.00% Subordinated Notes due 2005, or the 1995 notes. The notes are not deposits or other obligations of a bank or savings association and are not insured or guaranteed by the FDIC or any other governmental agency.

We are a financial holding company and we conduct substantially all of our operations through our subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our subsidiary banks to pay dividends or make other payments to us. See “Regulation and Supervision.” In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary (including, in the case of our subsidiary banks, their depositors), except to the extent that we are a creditor of such subsidiary with claims that are recognized. As a result, the notes effectively will be subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposit liabilities.

Interest

The notes will bear interest at a fixed rate of 6.05% per annum beginning on May 1, 2003, through but excluding their maturity date, which is November 1, 2012. We will pay interest semi-annually on May 1 and

November 1 of each year, beginning May 1, 2003. All payments of interest will be made to the persons in whose names the notes are registered on the 15th calendar day prior to the interest payment date, whether or not such day is a business day. Interest on the notes at maturity will be payable to the persons to whom principal is payable. A “business day” means any day other than a Saturday or a Sunday, a legal holiday or a day on which banking institutions in New York, New York, or Pittsburgh, Pennsylvania, are authorized or required by law, regulation or executive order to remain closed.

We will compute the amount of interest payable on the notes for any full semi-annual period on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any partial semi-annual period will be computed based on the actual number of days elapsed during that 180-day period.

If any interest payment date or the date of maturity of the notes is not a business day, then we will pay the amount payable on that date on the next succeeding day that is a business day, without making any additional interest or other payments because of the delay.

Payments of principal, interest and other amounts on the notes issued in book-entry form will be made as described below under “—Global Notes and Book-Entry System.”

Redemption

The notes may not be redeemed, in whole or in part, prior to maturity. The redemption price for the notes at maturity will be 100% of the principal amount thereof plus accrued interest to but excluding the date of redemption. The notes are not subject to any sinking fund.

Subordination

The notes will constitute direct and unsecured obligations of Susquehanna and will be subordinated in right of payment to all of our “senior indebtedness,” as defined below. This means that, in certain circumstances where we may not be making payments on all our debt obligations as they become due, the holders of all our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before you as holders of the notes will be entitled to receive any amounts due with respect to the notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding up or reorganization.

In addition, the notes will be “structurally subordinated” to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This occurs because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus the right of you as the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including depositors and trade creditors.

As of September 30, 2002, we had the following obligations that are senior to the notes: $55.0 million of outstanding senior indebtedness which consists of $35.0 million of our 6.30% Senior Notes and $20.0 million of certain term notes of our subsidiaries which are guaranteed by us; $42.1 million in obligations under outstanding letters of credit issued at the holding company level; and approximately $4.9 billion in the aggregate of other debt and liabilities of our subsidiaries, including deposit liabilities, letters of credit and similar liabilities. In addition, as of September 30, 2002, we had $50.0 million of outstanding subordinated indebtedness that will rank equally with the notes. The indenture does not limit or prohibit us from incurring additional senior indebtedness or additional indebtedness ranking pari passu with the notes, nor does it prohibit our subsidiaries from incurring additional indebtedness.

“Senior indebtedness” is defined in the indenture as:

•
all of our “indebtedness for money borrowed,” as defined below, whether now outstanding or subsequently created, assumed or incurred, other than (i) the notes, (ii) any obligation ranking on a parity with the notes including the 1995 notes or (iii) any obligation ranking junior to the notes;

•
all of our obligations to make payment or delivery pursuant to the terms of any financial instrument such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap or floor agreements, interest rate agreements, commodity contracts or options or (iii) any similar financial instruments or agreements (in each case, other than any such obligation ranking on a parity with the notes or ranking junior to the notes), and, any deferrals, renewals or extensions of any such senior indebtedness.

The term “indebtedness for money borrowed” is defined in the indenture as:

•	any of our obligations for, or any obligation guaranteed by us for the repayment of, borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments; and

•	any deferred obligation for the payment of the purchase price of property or assets (excluding trade accounts payable or accrued liabilities in the ordinary course of business).

The term “ranking junior to the notes” is defined in the indenture to mean any of our obligations which ranks junior to and not equally with or senior to the notes in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

The term “ranking on a parity with the notes” is defined in the indenture to mean any of our obligations which ranks equally with and not senior to the notes in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

We may not make any payment on account of the principal of or interest in respect of the notes if:

•	a default in payment with respect to any senior indebtedness has occurred and is continuing; or

•	an event of default with respect to any senior indebtedness permitting the acceleration of the maturity thereof has occurred.

Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary, the holders of all senior indebtedness will first be entitled to receive payment in full before the holders of the notes will be entitled to receive any payment in respect of the principal of or interest on the notes.

If the holders of notes receive payment and are aware at the time of receiving payment that all senior indebtedness has not been paid in full, then such payment shall be held in trust for the benefit of the holders of senior indebtedness.

By reason of the subordination provisions described above, in the event of our insolvency, holders of the notes may recover less, ratably, than holders of our senior indebtedness.

Events of Default; Limited Rights of Acceleration

The only “events of default” under the indenture with respect to the notes are specified events involving our bankruptcy, insolvency or reorganization. Accordingly, there will be no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest on the notes or in the performance of any of our other covenants or agreements contained in the notes or in the indenture for the notes. However, in the event of a default in the payment of principal or interest, you will have the right to institute a suit directly against us for the collection of such overdue payment, without first instituting suit against the trustee or any other person.

If an event of default occurs and is continuing with respect to the notes, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately. At any time after the trustee or the holders have accelerated the notes, but before the trustee has obtained a judgment or decree for payment of money due or delivery of the maturity consideration, the holders of a majority in aggregate principal amount of outstanding notes may rescind and annul that acceleration and its consequences, provided that all payments due and payable, other than those due as a result of acceleration, have been made and all events of default have been remedied or waived.

Defaults and Remedies

The following are “defaults” under the indenture with respect to the notes:

•	any event of default as described above;

•	default in the payment of any principal on the notes when due;

•	default in the payment of any interest on the notes when due, which continues for 30 days; and

•	default in the performance of any other obligation contained in the notes or in the indenture for the benefit of the holders of notes, which continues for 60 days after written notice.

If a default occurs and is continuing under the indenture, the trustee may, in its discretion and subject to certain conditions, seek to enforce its rights and the rights of the holders of the notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the notes. The trustee may not accelerate the maturity of the notes upon the occurrence of a default that does not also constitute an “event of default” described above.

The holders of a majority in principal amount of the outstanding notes may waive any default with respect to the notes, except a default:

•	in the payment of any amounts due and payable under the notes; or

•	in an obligation contained in, or a provision of, the indenture which cannot be modified without the consent of each holder of the notes.

The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes, provided that any direction is not in conflict with any rule of law or the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee is entitled to receive from those holders reasonable indemnity against the costs, expenses and liabilities that it might incur in complying with any direction.

A holder of notes will have the right to institute a proceeding with respect to the indenture or for any remedy under the indenture with respect to the notes, only if:

•	such holder previously gives to the trustee written notice of a continuing default with respect to the notes;

•
the holders of not less than a majority in aggregate principal amount of the outstanding notes also have made written request and offered the trustee indemnity satisfactory to the trustee to institute that proceeding as trustee;

•	the trustee has failed to institute the proceeding within 60 days after receipt of the request from the holders of notes; and

•	the trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request during that 60 day period.

Notwithstanding the foregoing, any holder of a note has the absolute right to institute suit for any defaulted payment after the due date for such payment.

We are required to furnish to the trustee annually a statement as to the performance of our obligations under the indenture and as to any default in that performance.

Modification and Waiver

We and the trustee may amend and modify the indenture with the consent of holders of at least 66 2/3% in principal amount of the notes affected. However, without the consent of each holder of any notes affected thereby, we may not amend or modify the indenture to:

•	change the stated maturity date of the principal of, or any installment of principal or interest on, any note;

•	reduce the principal amount of, or the rate of interest on, any note;

•	change the place or currency of payment of principal or interest on any note;

•	impair the right to institute suit for the enforcement of any payment or delivery on or with respect to any note;

•	reduce the percentage in principal amount of notes, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture;

•
make any change relating to the subordination of the notes in a manner adverse to the holders of the notes or in a manner adverse to holders of senior indebtedness, unless the holders of senior indebtedness consent to that change under the terms of that senior indebtedness; or

•	reduce the percentage in principal amount of the notes, the consent of whose holders is required to waive any past default.

The holders of at least a majority in principal amount of the outstanding notes may waive past defaults under the indenture, except as described under “—Defaults and Remedies.”

We and the trustee may also amend and modify the indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to us;

•	to add to our covenants for the benefit of the holders of all of the notes;

•	to add events or occurrences which will constitute a default or an event of default;

•
to change or eliminate any of the provisions of the indenture, so long as any such change or elimination will become effective only when there is no outstanding security which is entitled to the benefit of that provision;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•
to cure any ambiguity, to correct or supplement any provision in the indenture or to make any other provisions with respect to matters or questions arising under the indenture, so long as the interests of holders of notes are not adversely affected in any material respect under the indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee securing the notes; or

•	to provide for conversion rights of the holders of the notes to enable those holders to convert the notes into other securities.

Consolidation, Merger and Sale of Assets

We may consolidate or merge with or into any other corporation, and we may sell, lease or convey our properties and assets substantially as an entirety to any corporation, provided that:

•	the resulting corporation, if other than us, is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of our obligations to:

•	pay the principal of, and interest on, the notes; and

•	perform and observe all of our other obligations under the indenture; and

•	we are not, or any successor corporation, as the case may be, is not, immediately after any such transaction, in default under the indenture.

The indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the indenture does not contain any provision which would protect the holders of notes against a sudden and dramatic decline in our credit quality resulting from any merger, sale, recapitalization or similar restructuring.

Global Notes and Book-Entry System

The notes will be in book-entry form and will be represented by one or more permanent global certificates in fully registered form without interest coupons, or the Global Notes, and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC.

Beneficial interests in the Global Notes (and any notes issued in exchange for any of the Global Notes) may not be exchanged for Certificated Notes (as defined below) except in the circumstances described below. The outstanding notes are subject to certain restrictions on transfer and the related Global Note bears a legend regarding these restrictions set forth in the indenture. The Global Note relating to the exchange notes will not bear a legend regarding these transfer restrictions.

Transfer or Exchange from Global Notes to Certificated Notes

We will issue physical certificates, or Certificated Notes, to holders of beneficial interests in a Global Note, or their nominees, if:

•
DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Securities Exchange Act of 1934;

•	an event of default or a default occurs under the indenture; or

•	we decide in our sole discretion to terminate the book-entry system through DTC.

If we issue Certificated Notes in exchange for beneficial interests in a Global Note, the trustee will notify all holders through DTC participants of the availability of these Certificated Notes. Upon surrender by DTC of the definitive global note representing the series of notes and receipt of instructions for reregistration, the trustee will reissue the notes in certified form to holders or their nominees.

Although DTC has agreed to the following procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. None of Susquehanna, the trustee or any of their respective agents will have any responsibility for the performance by DTC of its obligations under the rules and procedures governing their operations.

Depository Procedures

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the clearance or settlement among Direct Participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of Global Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for Global Notes on DTC’s records. The ownership interest of each actual purchaser of each Global Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Notes, except in the event that use of the book-entry system for the Global Notes is discontinued.

To facilitate subsequent transfers, all Global Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. or any other nominee do not elect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts those Global Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of DTC, Cede & Co., or any other nominee will consent or vote with respect to the Global Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds and principal and interest payments on the Global Notes will be made to Cede & Co., or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or other nominee requested by an authorized representative of DTC) is the responsibility of us or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the Global Notes among DTC Participants, DTC may discontinue providing its services as securities depository with respect to the Global Notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, Certificated Notes form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

The laws of some states may require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a Global Note to those persons may be limited. In addition, because DTC can act only on behalf of Direct Participants, which, in turn, act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge or transfer that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

EXCHANGE OFFER; REGISTRATION RIGHTS

We have agreed pursuant to a registration rights agreement with the initial purchasers of the outstanding notes, for the benefit of the holders of the outstanding notes, that we will, at our cost,

•	file a registration statement relating to a registered exchange offer (the “exchange offer”) for the notes with the SEC on or prior to the 90th day after the date that the notes are first issued;

•	use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act no later than the 180th day after the notes are first issued;

•	use our reasonable best efforts to cause this registration statement to remain effective until the closing of the exchange offer; and

•	use our reasonable best efforts to complete the exchange offer no later than 45 days after the exchange offer registration statement becomes effective.

Once the registration statement that this prospectus is a part of is declared effective, we will offer to all holders of outstanding notes who are legally eligible to participate in the exchange offer the opportunity to exchange their outstanding notes for exchange notes. This offer will remain open for not less than 20 business days (or longer, if required by applicable law or otherwise extended by us, at our option) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of notes, as set forth below). However, any purchaser of notes who is one of our “affiliates,” who intends to participate in the exchange offer for the purpose of distributing the exchange notes or who is a broker-dealer who purchased notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act (1) will not be able to rely on the interpretations of the staff of the SEC, (2) will not be able to tender its notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made pursuant to an exemption from these requirements.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make certain representations. These representations include that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the notes or exchange notes;

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in, the distribution of the exchange notes;

•
if you are a broker-dealer, you will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of these exchange notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

In addition, in connection with any resales of exchange notes, any broker-dealer (a “Participating Broker-Dealer”) that acquired the outstanding notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the notes) with this prospectus. We will agree to make available for a period ending on the earlier to occur of (1) the date when all exchange notes held by Participating Broker-Dealers have been sold and (2) 180 days after consummation of the exchange offer, a copy of this prospectus to any Participating Broker-Dealer and all other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of exchange notes. A Participating Broker-Dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations thereunder).

Shelf Registration

We may be required to file a shelf registration statement to permit certain holders of Registrable Notes (as defined below) who were not eligible to participate in the exchange offer to resell the Registrable Notes periodically without being limited by the transfer restrictions.

We will only be required to file a shelf registration statement if:

•
after the date on which the outstanding notes were issued, there is a change in law or applicable interpretations of the law by the staff of the SEC, and as a result we are not permitted to effect the exchange offer as contemplated by the Registration Rights Agreement; or

•
(a) the exchange offer registration statement is not declared effective within 180 days after the date the outstanding notes were issued or (b) the exchange offer is not consummated within 45 days after the exchange offer registration statement is declared effective, but we may terminate the shelf registration statement at any time, without penalty, if the exchange offer registration statement is declared effective or the exchange offer is consummated.

If a shelf registration statement is required, we will:

•
file the shelf registration statement with the SEC no later than (a) the 180th day after the date the outstanding notes were first issued or (b) the 60th day after that filing obligation arises, whichever is later;

•
use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as practicable, but in no event later than the 225th day after the outstanding notes were first issued; and

•
use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any outstanding notes were originally issued or, if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144(k) under the Securities Act or cease to be Registrable Notes.

Notwithstanding the foregoing, during any 365-day period we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus for up to two periods of up to 45 consecutive days each but not more than an aggregate of 90 days during any 365-day period if:

•	such action is required by applicable law;

•	such action is taken by us in good faith and for valid business reasons, including the acquisition or divestiture of assets or a material corporate transaction or event; or

•
the happening of any event or the discovery of any fact that makes any statement made in the shelf registration statement or the related prospectus untrue in any material respect or constitutes an omission to state a material fact in the shelf registration statement or the related prospectus.

Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt of notice from us.

The shelf registration statement will permit only certain holders to resell their outstanding notes from time to time. In particular, these holders must:

•	provide certain information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the Registration Rights Agreement (including certain indemnification obligations).

A holder who sells outstanding notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of outstanding notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales, and will be bound by the provisions of the Registration Rights Agreement which are applicable to these holders (including certain indemnification obligations).

Additional Interest

If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per annum. If a Registration Default occurs and continues for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase effective from the 91st day, in such period by an additional 0.25% per annum until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per annum. Such additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the outstanding notes in the same manner as interest payments on the outstanding notes, with payments being made of the interest payment dates for outstanding notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

You will not be entitled to receive any additional interest on any Registrable Notes if you are, at any time while the exchange offer is pending, eligible to exchange, and do not validly tender, your Registrable Notes for exchange notes in the exchange offer.

A “Registration Default” would occur if:

•	the exchange offer registration statement is not declared effective by the SEC on or prior to 180th day after the outstanding notes were first issued;

•	we fail to complete the exchange offer on or prior to 45 days after the exchange offer registration statement becomes effective;

•
if a shelf registration statement is required to be filed, the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the outstanding notes during the periods specified in the Registration Rights Agreement, except as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under “—Shelf Registration” above;

•
if required, the shelf registration statement is not filed with the SEC on or prior to (i) the 180th day after the outstanding notes were first issued, or (ii) the 60th day after the filing obligation arises, whichever is later;

•	if required, the shelf registration statement is not declared effective on or prior to the 225th day following the date on which a shelf registration statement is required to be filed; or

•
the exchange offer registration statement is declared effective but ceases to be effective or usable in connection with resales of the exchange notes during the periods specified in the Registration Rights Agreement.

“Registrable Notes” means the outstanding notes; provided, however, that any outstanding notes shall cease to be Registrable Notes when (1) a registration statement with respect to those outstanding notes has been declared effective under the Securities Act and those notes have been disposed of pursuant to the registration statement, (2) those outstanding notes have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, (3) those outstanding notes have ceased to be outstanding or (4) those outstanding notes have been exchanged for exchange notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer, subject, in the case of this clause (4), to certain exceptions.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

The following summary describes certain material U.S. federal income tax consequences resulting from the exchange of the outstanding notes for exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes. This summary applies only to a holder of an exchange note who acquired an outstanding note at the initial offering and who acquires the exchange note in the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and judicial and administrative interpretations of the foregoing, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This summary does not address the tax consequences to subsequent purchasers of the exchange notes and is limited to investors who hold the exchange notes as capital assets within the meaning of Section 1221 of the Code. This summary does not deal with holders that may be subject to special tax rules (including, but not limited to, insurance companies, tax exempt organizations, financial institutions, retirement plans, regulated investment companies, dealers in securities or currencies, traders in securities who elect to apply the marked-to-market method of accounting, expatriates, foreign persons, holders whose functional currency is not the United States dollar, and holders of notes held as part of a “straddle,” “hedge” or “conversion transaction” for federal income tax purposes, or as part of an integrated investment). This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to holders of notes in light of their particular circumstances, and it does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Holders of notes should consult their tax advisors as to the application of U.S. federal tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

Exchange Offer

A holder of outstanding notes will not recognize any taxable gain or loss on the exchange of the outstanding notes for exchange notes pursuant to the exchange offer, and the holder will have the same adjusted tax basis and holding period in the exchange notes as such holder had in the outstanding notes immediately before the exchange.

Interest

Interest on an exchange note generally will be taxable to a holder as ordinary income as it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

Disposition of Exchange Notes

Upon the sale, exchange, redemption, retirement, or other disposition (collectively, a “disposition”) of an exchange note, a holder generally will recognize gain or loss equal to the difference between the amount realized upon the disposition (not including amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such holder’s adjusted tax basis in the exchange note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the holder’s holding period in the exchange note exceeds more than one year. Long-term capital gain recognized by an individual investor will generally be subject to reduced rates of taxation. Certain limitations may apply to the holder’s use of capital losses.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for outstanding notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, we are entitled under the registration rights agreements to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

•	the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

•	the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

•	we receive notification of the suspension of the qualification of the exchange notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

•	the suspension is required by law; or

•	an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the sale of the notes will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters with respect to the sale of the notes will be passed upon for the initial purchasers by Alston & Bird LLP, Washington, D.C.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Until April 22, 2003, all dealers that effect transactions in these notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

All tendered outstanding securities, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below.

The exchange agent for the exchange offer is:

J.P. Morgan Trust Company, National Association

For Information Call: 1-800-275-2048

By Registered or Certified Mail:	By Overnight Courier:	By Hand:	By Facsimile:
(214) 468-6494
J.P. Morgan Trust Company,	J.P. Morgan Trust Company,	J.P. Morgan Chase Bank,	Attn: Frank Ivins
National Association	National Association	New York Window
2001 Bryan Street, 9th Floor	2001 Bryan Street, 9th Floor	4 New York Plaza	Confirm by
Dallas, TX 75201	Dallas, TX 75201	New York, NY 10004	Telephone:
Attn: Frank Ivins	Attn: Frank Ivins	Attn: Frank Ivins	(214) 468-6464

PROSPECTUS